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                  CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                               TWELVE MONTHS ENDED

                             (Thousands of Dollars)




                                             JUNE                      JUNE
                                             1997                      1996

Earnings
   Net Income                          $   662,302               $   692,370
   Federal Income Tax                      246,070                   385,750
   Federal Income Tax Deferred             129,590                    12,610
   Investment Tax Credits Deferred          (8,790)                   (9,210)
      Total Earnings Before
        Federal Income Tax               1,029,172                 1,081,520

Fixed Charges*                             348,015                   348,096

      Total Earnings Before Federal
        Income Tax and Fixed Charges    $1,377,187                $1,429,616



*Fixed Charges

Interest on Long-Term Debt          $      301,853               $   291,069
Amortization of Debt Discount,
   Premium and Expenses                     11,436                    14,282
Interest Component of Rentals               18,175                    19,706
Other Interest                              16,551                    23,039

      Total Fixed Charges           $      348,015               $   348,096


Ratio of Earnings to Fixed Charges            3.96                      4.11